United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Doce River Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Proposal for the Appropriation of Net Income
for the Year Ended December 31, 2002

Gentlemen of the Board,

The Executive Board of Companhia Vale do Rio Doce, in light of the provision set forth in article 192 of Law # 6,404 and in articles 41 to 44 of the Bylaws, hereby presents to the Board of Directors its proposal for the appropriation of net income recorded for the year ended December 31, 2002.

The net income for the year, as recorded in the Statement of Income, was R$2,043,253,821.37 (two billion, forty-three million, two hundred and fifty-three thousand, eight hundred and twenty-one Brazilian reais and thirty-seven cents), in accordance with the accounting principles established in Brazilian corporate law and with the standards and rulings established by the Brazilian Securities and Exchange Commission (CVM) and by the Brazilian Institute of Independent Auditors (IBRACON). The realization of the unearned income reserve in the amount of R$526,477,268.59 (five hundred and twenty-six million, four hundred and seventy-seven thousand, two hundred and sixty-eight Brazilian reais and fifty-nine cents), should be added to net income, less R$30,380,689.00 (thirty million, three hundred and eighty thousand, six hundred and eighty-nine Brazilian reais) (actuarial calculation of the pension fund under CVM Resolution # 371 dated December 13, 2000) relating to the entry posted directly to Shareholders’ Equity as an adjustment to prior years of associated company USIMINAS. The sum of these amounts is R$2,539,350,400.96 (two billion, five hundred and thirty-nine million, three hundred and fifty thousand, four hundred Brazilian reais and ninety-six cents) for which the following appropriation is proposed:

I – LEGAL RESERVE

Five percent (5%) of net income for the year shall be appropriated to this reserve, up to a limit of 20% (twenty percent) of Capital Share, under the provisions set forth in article 193 of Law # 6,404 and in article 42 of the Bylaws, that is, R$102,162,691.07 (one hundred and two million, one hundred and sixty-two thousand, six hundred and ninety-one Brazilian reais and seven cents).

II – DIVIDENDS/INTEREST ON SHAREHOLDERS EQUITY

The compulsory dividend of 25%, established in article 202 of Law # 6,404 (with new wording provided by Law # 10,303) and in article 44 of the Bylaws, is calculated based on the adjusted net income, which in relation to the year 2002 amounts to R$2,467,568,398.89 (two billion, four hundred and sixty-seven million, five hundred and sixty-eight thousand, three hundred and ninety-eight Brazilian reais and eighty-nine cents). It corresponds to net income for the year of R$2,043,253,821.37 (two billion, forty-three million, two hundred and fifty-three thousand, eight hundred and twenty-one Brazilian reais and thirty-seven cents), less the legal reserve of R$102,162,691.07 (one hundred and two million, one hundred and sixty-two thousand, six hundred and ninety-one Brazilian reais and seven cents) plus realized income during the year from the unearned income reserve of R$526,477,268.59 (five hundred and twenty-six million, four hundred and seventy-seven thousand, two hundred and sixty-eight Brazilian reais and fifty-nine cents). Therefore, the minimum dividend of 25% of the adjusted net income amounts to R$616,892,099.72 (six hundred and sixteen million, eight hundred and ninety-two thousand, and ninety-nine Brazilian reais and seventy-two cents).

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Article 5 of the Bylaws prescribes that preferred shares have priority in the receipt of a minimum annual dividend of 6% on the portion of capital constituted for this share type or 3% of the amount of shareholders’ equity of the share, whichever is highest. At December 31, 2002, the reference amounts for the minimum annual dividend are, respectively, R$106,978,341.39 (one hundred and six million, nine hundred and seventy-eight thousand, three hundred and forty-one Brazilian reais and thirty-nine cents) which corresponds to R$0.77 (seventy-seven cents) per preferred share in circulation and R$138,093,507.89 (one hundred and thirty-eight million, ninety-three thousand, five hundred and seven Brazilian reais and eighty-nine cents), which corresponds to R$1.00 (one Brazilian real), respectively.

However, considering the prerogative of paying Interest Shareholders Equity (JCP), based on article 42, sole paragraph and on article 45 of the Bylaws, and also taking into account the company’s cash situation at the time of distribution, the Executive Board hereby proposes the ratification of the distribution approved by the Board of Directors on November 13, 2002, to anticipate, as JCP, the amount of R$1,028,688,881.80 (one billion, twenty-eight million, six hundred and eighty-eight thousand, eight hundred and eighty-one Brazilian reais and eighty cents) or R$2.68 (two Brazilian reais and sixty-eight cents) per share in circulation with payment date scheduled as of December 10, 2002.

III – EXPANSION RESERVE

It is proposed that the remaining balance of retained earnings in the amount of R$1,408,498,828.09 (one billion, four hundred and eight million, four hundred and ninety-eight thousand, eight hundred and twenty-eight Brazilian reais and nine cents) be appropriated to the expansion reserve in order to meet the investment project requirements set forth in the Company’s budget. In compliance with Article 196 of Law # 6,404 (with new wording established by Law # 10,303), the investment budget for the year 2003, amounting to R$6,452 million (US$1,843.5 million x 3.50), should be submitted for approval at the General Shareholders’ Meeting.

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IV – SUMMARY

This proposal sets forth the following appropriation of net income for the year 2002:

F U N D S P R O V I D E D	R$

- Net income for the year	2,043,253,821.37
- Retained income (accumulated losses)
• Realization of unearned income reserve	526,477,268.59
• Actuarial Calculation — CVM # 371/00 (30,380,689.00)	(415,936,866.95)

2,539,350,400.96

A P P R O P R I A T I O N
- Legal reserve	102,162,691.07
- Shareholder remuneration (JCP)	1,028,688,881.80
- Expansion reserve	1,408,498,828.09

2,539,350,400.96

We therefore submit this proposal to the Board of Directors, as deliberated by the Executive Board.

Rio de Janeiro, February 26, 2003

Roger Agnelli	Fabio de Oliveira Barbosa
Chief Executive Officer	Executive Director for Finance

Gabriel Stoliar	Carla Grasso
Executive Director for Planning	Executive Director for Human
and Control	Resources and Corporate Services

Armando de Oliveira Santos Neto	Guilherme Rodolfo Laager
Executive Director for Ferrous Minerals	Executive Director for Logistics

Antonio Miguel Marques	Diego Cristobal Hernández Cabrera
Executive Director for Holdings	Executive Director for Non-Ferrous
and Business Development	Minerals

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 4, 2003